UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of Registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Resignation of Director

On May 30, 2023, Dov Pekelman, a director of Taro Pharmaceutical Industries Ltd. (“Taro”), submitted his resignation from the board of directors (the “Board”) of Taro to Taro’s Chairman of the Board, Dilip Shanghvi. In doing so, Mr. Pekelman cited his age, his health, and his desire to reduce his business activities and obligations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TARO PHARMACEUTICAL INDUSTRIES LTD.

By: /s/ Uday Baldota

Name: Uday Baldota

Title: Chief Executive Officer

Date: May 31, 2023